Exhibit 99.1

Jin Medical International Ltd. Announces 1-for-20 Share Combination as Part of Strategic Nasdaq Compliance Initiative

CHANGZHOU, China, March 11, 2026 /PRNewswire/ -- Jin Medical International Ltd. (NASDAQ: ZJYL) (“Jin Medical”, and together with all its subsidiaries and consolidated entities, the “Company”), a NASDAQ-listed leading provider of rehabilitation medical equipment, today announced that its Board of Directors has approved an 1-for-20 share combination of all its authorized and issued ordinary shares (the “Stock Combination”) pursuant to the authorization granted from an extraordinary general meeting of the Company’s shareholders on January 30, 2026 (the “EGM”). Effective as of the date of the EGM, the Company’s authorized share capital is reclassified into a dual class of Class A ordinary shares and Class B ordinary shares (the “Reclassification”). As a result of the Reclassification and the Stock Combination, the Company’s authorized share capital will be US$50,000 divided into 45,000,000 Class A ordinary shares of a par value of US$0.001 each, and 5,000,000 Class B ordinary shares of a par value of US$0.001 each. In accordance with the requirements under Cayman Islands law, the Company has filed the second amended and restated memorandum and articles of association with the Registrar of Companies in the Cayman Islands to reflect the Reclassification. The Company has also filed the EGM minutes along with the board resolutions approving the Stock Combination with the Registrar of Companies in the Cayman Islands to effectuate the Stock Combination.

The Stock Combination will become effective on March 16, 2026 at 09:00 a.m., Eastern Time.

The Company’s Class A ordinary shares will continue to trade on The Nasdaq Capital Market (“Nasdaq”) under the existing symbol “ZJYL” and will begin trading on a consolidation-adjusted basis when the market opens on March 16, 2026. The new CUSIP number for the Class A ordinary shares following the Stock Combination will be G5140V120.

At the effective time of the Stock Combination, every 20 shares of the Company’s authorized and issued ordinary shares (including all Class A ordinary shares and Class B ordinary shares) will be combined into 1 share of ordinary share in the respective share class. This will reduce the number of issued and outstanding shares of Class A ordinary shares from 136,547,100 shares to 6,827,355 shares, and reduce the number of issued and outstanding shares of Class B ordinary shares from 20,000,000 shares to 1,000,000 shares.

The Company believes the Stock Combination is a proactive measure as part of the Company’s strategic plan to maintain compliance with Nasdaq’s continued listing requirements, while it is also intended for strengthening the Company’s long-term capital structure.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou, Jiangsu Province of China, Jin Medical designs, develops, manufactures and markets wheelchairs and living aids products for people with disabilities, elderlies, and for rehabilitation application. Currently, Jin Medical already operates two manufacturing plants of approximately 230,000 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. Jin Medical is currently establishing a new facility with 430,000 square feet in Chuzhou, Anhui Province, China. Jin Medical works with more than 40 distributors in China and more than 20 international distributors. The majority of Jin Medical’s wheelchair products, with more than 30 models, are sold to distributors in Japan and China. Jin Medical continuously delivers innovative wheelchair products that are both lightweight and ergonomic. For more information, please visit: http://www.jinmed.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “should”, “intend”, “plan”, “strive”, “believe”, “expect”, “anticipate”, “project”, “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ir@jinmed.com